July 19, 2018

John Houston, Ph.D.
Chief Executive Officer
ARVINAS HOLDING COMPANY, LLC
5 Science Park
395 Winchester Ave.
New Haven, Connecticut 06511

       Re: ARVINAS HOLDING COMPANY, LLC
           Draft Registration Statement on Form S-1
           Submitted on June 22, 2018
           CIK No. 0001655759

Dear Dr. Houston:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Our Pipeline, page 3

1.     Please explain why you have included ARV-110, Next generation and AR
Variants
       separately in the table. Currently it is not clear if these activities relate to separate product candidates or if they are part of the ARV-110 development.
2. Please include columns depicting Phase 2 and Phase 3 clinical trials to ensure that the table depicts all remaining stages you must successfully complete before you could seek
       FDA approval. Additionally, remove the shading from columns that are further along in
 John Houston, Ph.D.
FirstName LastNameJohn Houston, Ph.D.
ARVINAS HOLDING COMPANY, LLC
Comapany NameARVINAS HOLDING COMPANY, LLC
July 19, 2018
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         the development process than your current stage of development, such as the shading under the Phase 1 column heading for all product candidates.
3. Please clarify the distinctions between "Discovery," "Lead Optimization" and "IND
         Enabling" and describe the activities conducted at each of these stages.
4. Please delete the statement that your product candidates have the potential to achieve clinical superiority. Given the early stage of development, the statement is not appropriate.
Corporate Conversion, page 6

5. Please revise to clarify how many shares of common stock will be issued for each share of preferred stock outstanding upon the closing of your initial public offering. Additionally, please tell us when the board of directors will determine the conversion price to be used to determine the number of shares of common stock that will be issued to holders of incentive units in Arvinas LLC.

Implications of Being an Emerging Growth Company, page 7

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Use of Proceeds, page 60

7. Please clarify whether you expect to complete the two contemplated Phase 1 clinical trials for ARV-110 and ARV-471 using the proceeds from this offering and your cash, cash equivalents and marketable securities on hand.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Incentive Units , page 77

8. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your membership units leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Our Planned Phase 1 Clinical Trial, page 102

9. We note your disclosure that you intend to measure evaluable lesions based on RECIST
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FirstName LastNameJohn Houston, Ph.D.
ARVINAS HOLDING COMPANY, LLC
Comapany NameARVINAS HOLDING COMPANY, LLC
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         criteria and expect to enroll an additional 60 patients in an expansion cohort if you are successful in identifying a safe dose for further development. Please describe the RECIST criteria and the purpose of the expansion cohort.
Intellectual Property, page 109

10. Please specify the jurisdictions covered by the issued foreign patents for your PROTAC platform and your PROTAC product candidates as well as for your international patent applications covering AR-471 and AR-110 where such information has not already been provided. Please also explain what a U.S. CIP application is in this section.
11. Please identify which patents are co-owned, identify the co-owner and clarify whether you have any formal agreements with the c-owners relating to each parties' rights and obligations. To the extents that you are substantially dependent on any of the co-owned patents, please file any agreements relating to these ownership rights and obligations.
Licenses and Strategic Collaborations
Yale University License Agreement, page 112

12. Please disclose when the latest to expire patent is currently schedule to expire.
13. Please describe the written plan referenced. To the extent that the failure to meet specified milestone events would result in the agreement being terminable, please disclose the milestone events. Otherwise, disclose the consequences of failing to meet a specified milestone.
Genentech License Agreement, page 113

14. Please clarify whether the research and deliverables required by Stage 2 are designed to be sufficient for purposes of applying for an IND.
15. We note your disclosure that this agreement will expire upon the expiration of all royalty periods for any Licensed PROTACs unless earlier terminated. Please revise your description of this agreement to clarify when the royalty periods expire. If expiration is based on the expiration of patents, please disclose when the latest to expire patent is scheduled to expire.
Pfizer License Agreement, page 114

16. We note your disclosure that this agreement will expire upon the expiration of all royalty obligations thereunder. Please revise your description of this agreement to clarify when the royalty obligations expire or how the royalty period is determined.
17. Please expand your disclosure to describe your obligations under the research plan.
Principal Stockholders, page 167
 John Houston, Ph.D.
FirstName LastNameJohn Houston, Ph.D.
ARVINAS HOLDING COMPANY, LLC
Comapany NameARVINAS HOLDING COMPANY, LLC
July 19, 2018
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18. We note your disclosure in footnote 3 that Professor Crews disclaims beneficial ownership of the securities listed in the footnote. Please provide us the basis for disclaiming beneficial ownership of the securities Professor Crews holds directly or revise this statement accordingly.
2. Summary of Significant Accounting Policies
Revenue, page F-9

19. You state "The Company's contracts may also call for certain sales-based royalty payments upon successful commercialization of a target. In accordance with ASC 606-10-
         55-65, the Company recognizes revenues from sales-based royalty payments at the later of
         a) the occurrence of the subsequent sale; or b) the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied (or partially satisfied)." Please explain to us how the royalty relates only or predominantly to the license of intellectual property given the research and development performance obligations under your agreements.
20. You state "The research collaboration and license agreements typically include contingent milestone payments related to specified preclinical and clinical development milestones and regulatory and commercialization/sales milestones. These milestones represent variable consideration that are not initially recognized within the transaction price as they are fully constrained under the guidance in ASC 606." Please explain to us why the commercialization/sales milestones should not be accounted for as sales-based or usage-
         based royalties in accordance with ASC 606-10-55-65 consistent with how you intend to treat sales-based royalty payments.
4. Research Collaboration and License Agreements, page F-14

21. Please tell us how you believe you have met the disclosure requirement of ASC 606-10-
         50-13b which requires disclosure of when the entity expects to recognize as revenue the amount recognized as deferred revenue.
22. You indicate that the company is eligible to receive up to an additional $805 million in potential option and development and sales-based milestones for all designated targets under the Pfizer agreement. As it would seem the different milestones have substantially different characteristics please disaggregate the $805 million and to describe the particular characteristics associated with disaggregation so as to provide useful information.
10. Incentive Unit Plan, page F-19

23. We note your disclosure on page 78 that you use a Black-Scholes option pricing model to determine fair value of your incentive units, due to the existence of a participation threshold. Please explain to us what you used for an input to the Black-Scholes option pricing model for exercise price and explain your consideration of disclosing the exercise
 John Houston, Ph.D.
ARVINAS HOLDING COMPANY, LLC
July 19, 2018
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         price. Also explain how you used the participation threshold as disclosed on page 79 in the Black-Scholes model.
24. You state "there was $317,235 of compensation expense that remains to be amortized over the vesting period." Revise to disclose the weighted-average period over which the compensation is expected to be recognized as required by ASC 718-10-50-2i.
13. Net Loss Per Common Unit, page F-23

25. You state on page 79 that incentive units in Arvinas LLC will be exchanged for common stock and restricted common stock in Arvinas Inc. Please tell us why you do not include vested incentive units when computing basic loss per share. Refer to ASC 260-10-45-13.
General

26. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
       You may contact Ibolya Ignat at 202-551-3636 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Suzanne Hayes at 202-551-3675 with any other questions.

FirstName LastNameJohn Houston, Ph.D.
Comapany NameARVINAS HOLDING COMPANY, LLC
                                          Division of Corporation Finance
July 19, 2018 Page 5                      Office of Healthcare & Insurance
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